Exhibit 99.28

Certificate of Abridgement

May 10, 2022

RE:	Meeting of the shareholders of Solaris Resources Inc. (the “Company”) to be held on June 23, 2023 (the “Meeting”)

I, Tom Ladner, Vice President, Legal of the Company, hereby certify on behalf of the Company, and not in my personal capacity, that:

(a)	the Company has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”);

(b)	the Company has arranged to have carried out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on Section 2.20 of the Instrument.

(signed) Tom Ladner
Tom Ladner
Vice President, Legal

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1